Exhibit 99.1

JM Group Limited Provides Further Update Regarding Trading Halt of its Securities

Hong Kong, June 1, 2026 (GLOBE NEWSWIRE) -- JM Group Limited (NYSE American: JMG) (the “Company” or “JMG”), a Hong Kong-headquartered sourcing and wholesale solutions provider for a wide array of consumer products, today provided the following further updates regarding the Company’s response to the trading halt placed by the New York Stock Exchange (“NYSE”) and the relevant regulatory inquiries previously announced by the Company on February 2, 2026.

As previously disclosed, the special committee (the “Special Committee”) formed on January 30, 2026 by the Company’s board of directors, consisting of Man Chiu Kit and Sze Wai Li, both independent directors of the Company, is currently overseeing an internal investigation (the “Internal Investigation”) into the circumstances relating to the trading halt. Robinson & Cole LLP, the Company’s outside counsel, is assisting the Special Committee in the Internal Investigation.

The Company received requests from the U.S. Securities and Exchange Commission (SEC) and NYSE for certain information and documents, and the Company submitted its written responses with supporting materials to the SEC and NYSE. As of the date of this report, the Company has responded to all questions and document requests received from the SEC and NYSE. The Company continues to monitor the matter and remains committed to cooperating in a transparent and timely manner. The Company will provide further updates regarding the relevant investigations as appropriate.

The Company’s business operations remain normal and uninterrupted as of the date of this report.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; its ability to compete in the Hong Kong and US markets; the economic and business conditions globally and in Hong Kong and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.